767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Matthew D. Bloch (212) 310-8165 matthew.bloch@weil.com	Weil, Gotshal & Manges LLP

January 10, 2012	VIA EDGAR
Ms. Lisa Sellars Staff Accountant Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561 Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed April 26, 2011 File No. 001-33632

Dear Ms. Sellars,

This letter confirms our conversation on January 9, 2012, in which you granted Brookfield Infrastructure Partners L.P. (the “Partnership”) an extension until January 31, 2012, to respond to the comments set forth in the Staff’s letter dated December 30, 2011, in connection with the Partnership’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2011.

If you have any questions regarding this extension request, please contact me at (212) 310-8165.

Very truly yours,

/s/ Matthew D. Bloch
Matthew D. Bloch